

09065026

SEC Mail Processing Section
NOV 23 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNX LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 E. Olive Avenue, 2nd Floor
(No. and Street)

Burbank	CA	91502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Collett, CFO (818) 333-3309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stonefield Josephson, Inc.
(Name – *if individual, state last, first, middle name*)

2049 Century Park East, 4th Floor,	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNX, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



S. HERRERA
Commission # 1643683
Notary Public - California
Los Angeles County
My Comm. Expires Feb 6, 2010

Signature

Chief Financial Officer

Title

S. Herrera, Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNX, Inc.

Statement of Financial Condition

Year Ended September 30, 2009

Filed in accordance with Rule 17a-5(e)(3) of the securities Exchange Act of 1934 as a PUBLIC document.

UNX, Inc.
Table of Contents
Year Ended September 30, 2009

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

To the Board of Directors and Stockholder of UNX, Inc.
Burbank, California

We have audited the accompanying statement of financial condition of UNX, Inc. (the "Company"), as of September 30, 2009, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UNX, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 23, 2009

UNX, Inc.
Statement of Financial Condition
September 30, 2009

Assets

Cash and cash equivalents	$ 730,377
Restricted cash	894,223
Accounts receivable:	
Clearing broker	965,071
Broker-dealers, net of an allowance for doudtful accounts of $7,345	556,247
Other	69,992
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	385,309
Prepaid expenses and other assets	288,438
Goodwill	13,498,801
Total assets	$ 17,388,458

Liabilities and Stockholder's Equity

Liabilities:	
Commissions and rebates payable	$ 1,218,211
Accrued expenses and other liabilities	670,057
Accounts payable	606,865
Total liabilities	2,495,133
Commitments and contingent liabilities (Note 4)	
Stockholder's equity:	
Common stock, $.0000001 par--1 share authorized, issued and outstanding	1
Additional paid-in capital	50,356,286
Accumulated deficit	(35,462,962)
Total stockholder's equity	14,893,325
Total liabilities and stockholder's equity	$ 17,388,458

The accompanying notes are an integral part of this financial statement.

(1) Organization and Principal Business Activity:

UNX, Inc. (the "Company") was incorporated in 2000 and is a wholly owned subsidiary of UNX Holdings, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers institutional brokerage trading and execution services, including a proprietary electronic trading platform. The Company clears its securities transactions on a fully disclosed basis with a clearing broker (see Note 9, Related Parties) and accordingly is exempt from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Company is based in Burbank, California, and has sales offices in New York, New York.

(2) Summary of Significant Accounting Policies:

Basis of Presentation and Continuing Operations

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company incurred significant losses and sustained significant negative cash flows from operations during the year ended September 30, 2009. The continuation of the Company's operations is dependent upon management's ability to generate sufficient sales volume through existing and new product offerings to new and existing customers to cover its operating expenses. The Company's plans also include receiving additional capital from its Parent, generating additional revenues and implementing cost cutting measures, should the need arise.

Management believes that the Company has adequate resources to sustain operations for at least the next twelve months. However, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks and money market funds which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(2) Summary of Significant Accounting Policies (Continued):

Restricted Cash

At September 30, 2009, restricted cash consists of $894,223 related to amounts due to customers participating in the Company's commission management program.

At September 30, 2009, the Company has a clearing deposit of $500,000 at a related broker-dealer which is included in accounts receivable – clearing broker. During October 2009, the deposit was increased to $1,000,000.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables are carried at costs that approximate fair value due to their short period to maturity.

Allowance for Doubtful Accounts

The Company continually monitors the collection of its receivables. The allowance for doubtful accounts is based on historical collection experience. As of September 30, 2009, the Company had an allowance for doubtful accounts of $7,345.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangibles

Goodwill is computed as the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles-Goodwill and Other.* FASB ASC 350 requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment at least annually and more frequently if circumstances change that signify the possible existence of impairment. There was no goodwill impairment at September 30, 2009.

(2) Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when the balances reverse. A valuation allowance is recognized against deferred tax assets net of the amounts expected to be realized in future years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements, net, are comprised of the following:

Computer hardware and related software	$ 3,894,398
Leasehold improvements	763,152
Furniture and fixtures	247,953
Office equipment	62,561
Accumulated depreciation and amortization	(4,582,755)
	$ 385,309

During the year the Company reviewed its fixed assets and determined that certain computer hardware, leasehold improvements, and furniture and fixtures were impaired. These assets were fully depreciated or amortized and the Company eliminated $2,576,109 of fixed assets and accumulated depreciation and amortization.

(4) Commitments and Contingencies:

Leases

The Company leases office space under non-cancelable operating leases. The Company has the following operating lease commitments:

	Minimum Rentals
Year Ending September 30,	
2010	$ 560,333
2011	508,440
2012	515,138
2013	521,835
2014	572,623
2015 and thereafter	144,298
	$ 2,822,667

Employment Contracts

The Company has employment contracts with two of its officers that have terms ending September 30, 2010. The contracts provide for compensation if they are terminated without cause.

Litigation

The Company has no litigation arising from the normal course of business. When it is both probable that a liability has been incurred and the amount can be reasonably estimated, management accrues for such liability.

(5) Off-Balance-Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a related party clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer accounts.

(6) Income Taxes:

At September 30, 2009, the Company had net deferred tax assets of $11,231,123. The Company has established a valuation allowance against 100% of the deferred tax assets until it can determine that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from approximately $27,144,000 of net operating loss carryforwards and other immaterial timing differences for depreciation and accrued expenses. The net operating loss carryforwards will begin to expire in 2020. In addition, the Company's net operating loss may be subject to additional annual limitations if there is a 50% or greater change in the Company' ownership, over a rolling three-year period.

The Company has elected to defer application of FASB ASC 740, *Income Taxes*. The Company follows FASB ASC 450, *Contingencies*, for evaluating uncertain tax positions. Management does not believe that the adoption of this pronouncement will have a material impact on the financial statements. The Company had no accrual for interest and penalties, related to income taxes, on the Statement of Financial Condition at September 30, 2009.

(7) Retirement Plan:

The Company has a defined contribution retirement plan (the "Retirement Plan"). Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions.

(8) Net Capital Requirements and Customer Protection Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $250,000 or 2% of customer aggregate debit balances. As of September 30, 2009 the Company had net capital of $595,858 which was $345,858 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

(9) Related Parties:

The Company's clearing broker-dealer and a customer hold preferred stock and warrants in the Company's parent, UNX Holdings, Inc. As of September 30, 2009, the Company had the following balances with its related parties:

Cash equivalents and accounts receivable from clearing broker	$	1,695,942
Accounts receivable from broker-dealers	$	4,712

(10) Customer Concentrations:

During the year ended September 30, 2009, 9% of the Company's customers generated 80% of its total revenues. Accounts receivable from these customers have been collected subsequent to September 30, 2009.

(11) Subsequent Events:

On October 23, 2009, the Company received a capital contribution of $1,000,000 from its parent, UNX Holdings, Inc.

In October 2009, the Company converted to a limited liability company and has elected under IRC section 332 to be taxed as a corporation. In addition, the Company's parent, UNX Holdings, Inc. transferred its assets and liabilities to another of its subsidiaries, The UNX Companies, LLC.

UNX, Inc.

Year Ended September 30, 2009

Supplemental Information

Independent Auditors' Report on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming An Exemption From SEC RULE 15c3-3

To the Board of Directors of UNX, Inc.
Burbank, California

In planning and performing our audit of the statement of financial condition of UNX, Inc. (the "Company"), as of September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 23, 2009

UNX, Inc.

Financial Statements

Year Ended September 30, 2009

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3). A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Table of Contents

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
· Business Advisors

Independent Auditors' Report

To the Board of Directors and Stockholder of UNX, Inc.
Burbank, California

We have audited the accompanying statement of financial condition of UNX, Inc. (the "Company"), as of September 30, 2009, and the related statements of operations, stockholder's equity and cash flows for the year then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UNX, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange At of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 23, 2009

UNX, Inc.
Statement of Financial Condition
September 30, 2009

Assets

Cash and cash equivalents	$ 730,377
Restricted cash	894,223
Accounts receivable:	
Clearing broker	965,071
Broker-dealers, net of an allowance for doubtful accounts of $7,345	556,247
Other	69,992
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	385,309
Prepaid expenses and other assets	288,438
Goodwill	13,498,801
Total assets	$ 17,388,458

Liabilities and Stockholder's Equity

Liabilities:	
Commissions and rebates payable	$ 1,218,211
Accrued expenses and other liabilities	670,057
Accounts payable	606,865
Total liabilities	2,495,133
Commitments and contingent liabilities (Note 4)	
Stockholder's equity:	
Common stock, $.0000001 par--1 share authorized, issued and outstanding	1
Additional paid-in capital	50,356,286
Accumulated deficit	(35,462,962)
Total stockholder's equity	14,893,325
Total liabilities and stockholder's equity	$ 17,388,458

The accompanying notes are an integral part of these financial statements.

UNX, Inc.
Statement of Operations
Year Ended September 30, 2009

Revenues:	
Commissions, net	$ 20,151,174
Interest income, net of interest expense	25,686
Other	24,815
Total revenues	20,201,675
Expenses:	
Employee compensation and benefits	10,675,108
Clearing and other direct charges	6,355,614
Communications and data processing	4,875,902
Occupancy and equipment costs	1,021,381
Depreciation and amortization	828,471
Marketing and promotional	331,147
Consulting and professional fees	316,555
Other	372,162
Total expenses	24,776,340
Net loss	$ (4,574,665)

The accompanying notes are an integral part of these financial statements.

UNX, Inc.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance - September 30, 2008	1	$ 1	$ 48,606,286	$ (30,888,297)	$ 17,717,990
Net loss				(4,574,665)	(4,574,665)
Capital contributions from UNX Holdings, Inc.			1,750,000		1,750,000
Balance - September 30, 2009	1	$ 1	$ 50,356,286	$ (35,462,962)	$ 14,893,325

The accompanying notes are an integral part of these financial statements.

UNX, Inc.
Statement of Cash Flows
Year Ended September 30, 2009

Cash flows used for operating activities:	
Net loss	$ (4,574,665)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:	
Depreciation and amortization	828,471
Gain on sale of exchange membership	(24,817)
Loss on disposal of fixed assets	7,492
Bad debt expense	9,305
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Decrease in restricted cash	257,544
Decrease in accounts receivable:	
Clearing broker	1,928,296
Broker-dealers	226,975
Other	308,791
Decrease in prepaid expenses and other assets	307,090
Increase (decrease) in liabilities:	
Decrease in commissions and rebates payable	(436,513)
Decrease in accrued expenses and other liabilities	(764,954)
Increase in accounts payable	138,641
Net cash used for operating activities	(1,788,344)
Cash flows provided by (used for) investing activities:	
Purchases of furniture, equipment and leasehold improvements	(97,526)
Proceeds from sale of exchange membership	24,817
Net cash used for investing activities	(72,709)
Cash flows provided by financing activities:	
Capital contributions	1,750,000
Net decrease in cash and cash equivalents	(111,053)
Cash and cash equivalents, beginning of year	841,430
Cash and cash equivalents, end of year	$ 730,377
Supplemental disclosure of cash flow information:	
Cash paid for franchise taxes	$ 10,903
Interest expense	$ 2,470

The accompanying notes are an integral part of these financial statements.

(1) Organization and Principal Business Activity:

UNX, Inc. (the "Company") was incorporated in 2000 and is a wholly owned subsidiary of UNX Holdings, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers institutional brokerage trading and execution services, including a proprietary electronic trading platform. The Company clears its securities transactions on a fully disclosed basis with a clearing broker (see Note 9, Related Parties) and accordingly is exempt from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Company is based in Burbank, California, and has a sales office in New York, New York.

(2) Summary of Significant Accounting Policies:

Basis of Presentation and Continuing Operations

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements the Company incurred losses from operations of approximately $4.6 million and sustained negative cash flows from operations. In view of these losses, continuation of operations is dependent upon the Company's ability to generate sufficient sales volume through existing and new product offerings to new and existing customers to cover its operating expenses. The Company's plans also include receiving additional capital from its Parent, generating additional revenues and implementing cost cutting measures, should the need arise.

Management believes that the Company has adequate resources to sustain operations for at least the next twelve months. However, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2) Summary of Significant Accounting Policies (Continued):

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks and money market funds which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Restricted Cash

At September 30, 2009, restricted cash consists of $894,223 related to amounts due to customers participating in the Company's commission management program.

At September 30, 2009, the Company has a clearing deposit of $500,000 at a related broker-dealer which is included in accounts receivable – clearing broker. During October 2009, the deposit was increased to $1,000,000.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables are carried at costs that approximate fair value due to their short period to maturity.

Allowance for Doubtful Accounts

The Company continually monitors the collection of its receivables. The allowance for doubtful accounts is based on historical collection experience. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in other expenses in the Statement of Operations. As of September 30, 2009, the Company had an allowance for doubtful accounts of $7,345 and during the year the Company charged $9,305 to bad debt expense.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(2) Summary of Significant Accounting Policies (Continued):

Goodwill and Other Intangibles

Goodwill is computed as the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles - Goodwill and Other.* FASB ASC 350 requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment at least annually and more frequently if circumstances change that signify the possible existence of impairment. There was no goodwill impairment at September 30, 2009.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when the balances reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets net of the amounts expected to be realized in future years.

Revenue Recognition

The majority of the Company's revenues are derived from commissions received from brokerage transactions conducted through various electronic trading platforms and its agency trading desks. Commissions are generally calculated on a per share basis gross of clearing and execution charges. Security transactions are recorded on a trade date basis.

The Company enters into commission management arrangements ("CMA") with institutional clients. In exchange for commissions determined on a per share basis the Company agrees to reimburse the client's vendor for trade and research related expenses. As required by U.S. GAAP, the accruals relating to CMA are netted against commission revenues.

The Company receives from its clearing broker a portion of the interest income earned on introduced customer accounts. Interest earned from customer accounts is recognized and recorded when the amounts are earned and realizable. It is the Company's policy to monitor the credit worthiness of its clients.

(2) Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements, net, are comprised of the following:

Computer hardware and related software	$ 3,894,398
Leasehold improvements	763,152
Furniture and fixtures	247,953
Office equipment	62,561
Accumulated depreciation and amortization	(4,582,755)
	$ 385,309

For the year ended September 30, 2009, depreciation and amortization expense was $828,471.

During the year the Company reviewed its fixed assets and determined that certain computer hardware, leasehold improvements, and furniture and fixtures were impaired. These assets were fully depreciated or amortized and the Company eliminated $2,576,109 of fixed assets and accumulated depreciation and amortization that had no effect on the Statement of Operations.

(4) Commitments and Contingencies:

Employment Contracts

The Company has employment contracts with two of its officers that have terms ending September 30, 2010. The contracts provide for compensation if they are terminated without cause.

Litigation

The Company has no litigation arising from the normal course of business. When it is both probable that a liability has been incurred and the amount can be reasonably estimated, management accrues for such liability.

(4) Commitments and Contingencies (Continued):

Leases

The Company leases office space under noncancellable operating leases. The Company has the following operating lease commitments:

Year Ending September 30,	Minimum Rentals
2010	$ 560,333
2011	508,440
2012	515,138
2013	521,835
2014	572,623
2015 and thereafter	144,298
	$ 2,822,667

Total rental expense for the year ended September 30, 2009, was $798,568 which was included in occupancy and equipment costs in the Statement of Operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease.

During the year the Company closed its San Diego office and reached a settlement for the early termination of its office space. Settlement obligations have been accrued for as of September 30, 2009.

(5) Off-Balance-Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a related party clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer accounts.

(6) Income Taxes:

Income tax expense for the year ended September 30, 2009, consists of the minimum required state franchise taxes and other city and local taxes of $2,030 included in Other expenses in the Statement of Operations. The income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax losses primarily as a result of current–year operating losses and temporary differences for which no tax benefit is recognized.

At September 30, 2009, the Company had net deferred tax assets of $11,231,123. The Company has established a valuation allowance against 100% of the deferred tax assets until it can determine that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from approximately $27,144,000 of net operating loss carryforwards and other immaterial timing differences for depreciation and accrued expenses. The net operating loss carryforwards will begin to expire in 2020. In addition, the Company's net operating loss may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The Company has elected to defer application of FASB ASC 740, *Income Taxes*. The Company follows FASB ASC 450, *Contingencies*, for evaluating uncertain tax positions. Management does not believe that the adoption of this pronouncement will have a material impact on the financial statements. The Company had no accrual for interest and penalties, related to income taxes, on the statement of Financial Condition at September 30, 2009 and has not recognized any interest or penalties, related to income taxes, in the Statement of Operations for the year ended September 30, 2009.

(7) Retirement Plan:

The Company has a defined contribution retirement plan (the "Retirement Plan"). Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions. During the year ended September 30, 2009, the Company did not make any contributions to the Retirement Plan.

(8) Net Capital Requirements and Customer Protection Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $250,000 or 2% of customer aggregate debit balances. As of September 30, 2009 the Company had net capital of $595,858 which was $345,858 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

(9) Related Parties:

The Company's clearing broker-dealer and a customer hold preferred stock and warrants in the Company's parent, UNX Holdings, Inc. Certain expenses incurred by the Company's parent such as stock based compensation and interest expense of the parent are not allocated to the Company. The Company generates income, expenses and related accounts receivable balances from these related parties or their affiliates. As of September 30, 2009, the Company had the following balances and transactions with its related parties:

Statement of Financial Condition		
Cash equivalents and accounts receivable from clearing broker	$	1,695,942
Accounts receivable from broker-dealers	$	4,712

Statement of Operations		
Commissions	$	101,415
Interest income	$	25,686
Interest expense	$	2,470
Clearing charges	$	3,271,343

(10) Customer Concentrations:

During the year ended September 30, 2009, 9% of the Company's customers generated 80% of its total revenues. Accounts receivable from these customers have been collected subsequent to September 30, 2009.

(11) Subsequent Event:

On October 23, 2009, the Company received a capital contribution of $1,000,000 from its parent, UNX Holdings, Inc.

In October 2009, the Company converted to a limited liability company and has elected under IRC section 332 to be taxed as a corporation. In addition, the Company's parent, UNX Holdings, Inc. transferred its assets and liabilities to another of its subsidiaries, The UNX Companies, LLC.

UNX, Inc.

Year Ended September 30, 2009

Supplemental Information

UNX, Inc.
Computation of Net Capital Pursuant To Rule 15c3-1 of The Securities and Exchange Commission
September 30, 2009

Total ownership equity	$ 14,893,325
Deductions from ownership equity	
Non-allowable assets:	
Accounts receivable:	
Broker-dealers	552
Other	69,992
Furniture, equipment and leasehold improvements	385,309
Prepaid expenses and other assets	288,438
Goodwill	13,498,801
Other deductions:	
Fidelity bond charge	45,000
Total deductions from ownership equity	14,288,092
Net capital before haircuts on security positions	605,233
Less haircut on money market funds	9,375
Net capital	$ 595,858

Computation of Alternative Net Capital Requirement

1. Minimum net capital required	$ 250,000
2. Minimum net capital required, 2% of combined aggregate debits pursuant to 15c3-3	$ 250,000
Net capital requirement (greater of 1 or 2)	$ 250,000
Excess net capital	$ 345,858

There are no material differences between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form x-17A-5, part II-a filing as of September 30, 2009.

STONEFIELD JOSEPHSON, Inc.

Certified Public Accountants
Business Advisors

Independent Auditors' Report on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming An Exemption From SEC RULE 15c3-3

To the Board of Directors of UNX, Inc.
Burbank, California

In planning and performing our audit of the financial statements and supplemental schedule of UNX, Inc. (the "Company"), as of and for the year ended September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 23, 2009

UNX, Inc.

Statement of Financial Condition

Year Ended September 30, 2009

Filed in accordance with Rule 17a-5(e)(3) of the securities Exchange Act of 1934 as a PUBLIC document.

UNX, Inc.
Table of Contents
Year Ended September 30, 2009

Independent Auditors' Report

To the Board of Directors and Stockholder of UNX, Inc.
Burbank, California

We have audited the accompanying statement of financial condition of UNX, Inc. (the "Company"), as of September 30, 2009, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UNX, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 23, 2009

UNX, Inc.
Statement of Financial Condition
September 30, 2009

Assets

Cash and cash equivalents	$ 730,377
Restricted cash	894,223
Accounts receivable:	
Clearing broker	965,071
Broker-dealers, net of an allowance for doudtful accounts of $7,345	556,247
Other	69,992
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	385,309
Prepaid expenses and other assets	288,438
Goodwill	13,498,801
Total assets	$ 17,388,458

Liabilities and Stockholder's Equity

Liabilities:	
Commissions and rebates payable	$ 1,218,211
Accrued expenses and other liabilities	670,057
Accounts payable	606,865
Total liabilities	2,495,133
Commitments and contingent liabilities (Note 4)	
Stockholder's equity:	
Common stock, $.0000001 par--1 share authorized, issued and outstanding	1
Additional paid-in capital	50,356,286
Accumulated deficit	(35,462,962)
Total stockholder's equity	14,893,325
Total liabilities and stockholder's equity	$ 17,388,458

The accompanying notes are an integral part of this financial statement.

(1) Organization and Principal Business Activity:

UNX, Inc. (the "Company") was incorporated in 2000 and is a wholly owned subsidiary of UNX Holdings, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers institutional brokerage trading and execution services, including a proprietary electronic trading platform. The Company clears its securities transactions on a fully disclosed basis with a clearing broker (see Note 9, Related Parties) and accordingly is exempt from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Company is based in Burbank, California, and has sales offices in New York, New York.

(2) Summary of Significant Accounting Policies:

Basis of Presentation and Continuing Operations

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company incurred significant losses and sustained significant negative cash flows from operations during the year ended September 30, 2009. The continuation of the Company's operations is dependent upon management's ability to generate sufficient sales volume through existing and new product offerings to new and existing customers to cover its operating expenses. The Company's plans also include receiving additional capital from its Parent, generating additional revenues and implementing cost cutting measures, should the need arise.

Management believes that the Company has adequate resources to sustain operations for at least the next twelve months. However, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks and money market funds which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(2) Summary of Significant Accounting Policies (Continued):

Restricted Cash

At September 30, 2009, restricted cash consists of $894,223 related to amounts due to customers participating in the Company's commission management program.

At September 30, 2009, the Company has a clearing deposit of $500,000 at a related broker-dealer which is included in accounts receivable – clearing broker. During October 2009, the deposit was increased to $1,000,000.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables are carried at costs that approximate fair value due to their short period to maturity.

Allowance for Doubtful Accounts

The Company continually monitors the collection of its receivables. The allowance for doubtful accounts is based on historical collection experience. As of September 30, 2009, the Company had an allowance for doubtful accounts of $7,345.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangibles

Goodwill is computed as the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles-Goodwill and Other.* FASB ASC 350 requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment at least annually and more frequently if circumstances change that signify the possible existence of impairment. There was no goodwill impairment at September 30, 2009.

(2) Summary of Significant Accounting Policies (Continued):

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when the balances reverse. A valuation allowance is recognized against deferred tax assets net of the amounts expected to be realized in future years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements, net, are comprised of the following:

Computer hardware and related software	$ 3,894,398
Leasehold improvements	763,152
Furniture and fixtures	247,953
Office equipment	62,561
Accumulated depreciation and amortization	(4,582,755)
	$ 385,309

During the year the Company reviewed its fixed assets and determined that certain computer hardware, leasehold improvements, and furniture and fixtures were impaired. These assets were fully depreciated or amortized and the Company eliminated $2,576,109 of fixed assets and accumulated depreciation and amortization.

(4) Commitments and Contingencies:

Leases

The Company leases office space under non-cancelable operating leases. The Company has the following operating lease commitments:

Year Ending September 30,	Minimum Rentals
2010	$ 560,333
2011	508,440
2012	515,138
2013	521,835
2014	572,623
2015 and thereafter	144,298
	$ 2,822,667

Employment Contracts

The Company has employment contracts with two of its officers that have terms ending September 30, 2010. The contracts provide for compensation if they are terminated without cause.

Litigation

The Company has no litigation arising from the normal course of business. When it is both probable that a liability has been incurred and the amount can be reasonably estimated, management accrues for such liability.

(5) Off-Balance-Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a related party clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer accounts.

(6) Income Taxes:

At September 30, 2009, the Company had net deferred tax assets of $11,231,123. The Company has established a valuation allowance against 100% of the deferred tax assets until it can determine that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from approximately $27,144,000 of net operating loss carryforwards and other immaterial timing differences for depreciation and accrued expenses. The net operating loss carryforwards will begin to expire in 2020. In addition, the Company's net operating loss may be subject to additional annual limitations if there is a 50% or greater change in the Company' ownership, over a rolling three-year period.

The Company has elected to defer application of FASB ASC 740, *Income Taxes*. The Company follows FASB ASC 450, *Contingencies*, for evaluating uncertain tax positions. Management does not believe that the adoption of this pronouncement will have a material impact on the financial statements. The Company had no accrual for interest and penalties, related to income taxes, on the Statement of Financial Condition at September 30, 2009.

(7) Retirement Plan:

The Company has a defined contribution retirement plan (the "Retirement Plan"). Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions.

(8) Net Capital Requirements and Customer Protection Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $250,000 or 2% of customer aggregate debit balances. As of September 30, 2009 the Company had net capital of $595,858 which was $345,858 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

(9) Related Parties:

The Company's clearing broker-dealer and a customer hold preferred stock and warrants in the Company's parent, UNX Holdings, Inc. As of September 30, 2009, the Company had the following balances with its related parties:

Cash equivalents and accounts receivable from clearing broker	$	1,695,942
Accounts receivable from broker-dealers	$	4,712

(10) Customer Concentrations:

During the year ended September 30, 2009, 9% of the Company's customers generated 80% of its total revenues. Accounts receivable from these customers have been collected subsequent to September 30, 2009.

(11) Subsequent Events:

On October 23, 2009, the Company received a capital contribution of $1,000,000 from its parent, UNX Holdings, Inc.

In October 2009, the Company converted to a limited liability company and has elected under IRC section 332 to be taxed as a corporation. In addition, the Company's parent, UNX Holdings, Inc. transferred its assets and liabilities to another of its subsidiaries, The UNX Companies, LLC.

UNX, Inc.

Year Ended September 30, 2009

Supplemental Information

Independent Auditors' Report on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming An Exemption From SEC RULE 15c3-3

To the Board of Directors of UNX, Inc.
Burbank, California

In planning and performing our audit of the statement of financial condition of UNX, Inc. (the "Company"), as of September 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 23, 2009